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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                             IGG INTERNATIONAL, INC.
             ------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    449546100
             ------------------------------------------------------
                                 (CUSIP Number)


                               PATRICK ADRIAN BLIN
                             KINGS HOUSE, THE GRANGE
                     ST. PETER PORT, GUERNSEY GY1 2QJ, C.I.
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JANUARY 1997
             ------------------------------------------------------
                  (Date of Event Which Required Filing of This
                                   Statement)


[ ] Check box if the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 78069310                 Schedule 13D                Page 2 of 5 Pages


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   1)  NAMES OF REPORTING PERSON .....................BRITANNIA HOLDINGS LIMITED

       S.S. OR IRS I.D. NO. OF REPORTING PERSON ......(NOT APPLICABLE)
--------------------------------------------------------------------------------
   2)  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP.
       (a)  [ ]
       (b)  [ ]
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   3)  SEC USE ONLY
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   4)  SOURCE OF FUNDS .................................WC
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   5)  [ ] CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR ITEM 2(e).
--------------------------------------------------------------------------------
   6)  CITIZENSHIP OR PLACE OF ORGANIZATION ......COMPANY ORGANIZED UNDER LAWS
                                                  OF NEVIS
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       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7) SOLE VOTING POWER ..........................725,000 SHARES
--------------------------------------------------------------------------------
         8) SHARED VOTING POWER ........................-0-
--------------------------------------------------------------------------------
         9) SOLE DISPOSITIVE POWER .....................725,000 SHARES
--------------------------------------------------------------------------------
        10) SHARED DISPOSITIVE POWER ...................-0-
--------------------------------------------------------------------------------
  11)  AGGREGATE AMOUNT IF SHARES BENEFICIALLY
       OWNED BY EACH REPORTING PERSON ..................725,000 SHARES
--------------------------------------------------------------------------------
  12)  [ ] CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES.
--------------------------------------------------------------------------------
  13)  PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW 11                                 6.7%
--------------------------------------------------------------------------------
  14)  TYPE OF REPORTING PERSON                         CO
--------------------------------------------------------------------------------


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CUSIP NO. 78069310                 Schedule 13D                Page 3 of 5 Pages


ITEM 1. Security and Issuer.

          Title of Security......................COMMON STOCK

          Name and Address of Issuer.............IGG INTERNATIONAL, INC.
                                                 ("ISSUER") ONE KENDALL SQUARE,
                                                 BLDG. 300 CAMBRIDGE, MA 02139

 ITEM 2. Identity and Background.

          Person Filing:

          (a)  Name..............................BRITANNIA HOLDINGS LIMITED
                                                 ("BRITANNIA")

          (b)  Business Address..................KINGS HOUSE, THE GRANGE ST.
                                                 PETER PORT, GUERNSEY GY1 2QJ,
                                                 C.I.

          (c)  Business:

              -Name and Address of
               Organization......................BRITANNIA HOLDINGS LIMITED

              -Principal Business of
               Organization......................INVESTMENT

          (d) Criminal Proceedings (past five
              years).............................(NONE)

          (e) Civil Proceedings (past five
              years).............................(NONE)

          (f) Citizenship/Place of Organization..COMPANY ORGANIZED UNDER LAWS OF
                                                 NEVIS

          Officers, Directors and Controlling Persons of Britannia:

               PATRICK ADRIAN BLIN, WHO IS A DIRECTOR AND THE SECRETARY OF BRITANNIA, IS A BRITISH CITIZEN. HIS BUSINESS ADDRESS IS KINGS HOUSE, THE GRANGE, ST. PETER PORT, GUERNSEY, GY1 2QJ, C.I.

               LESLIE JOHN JAMES, WHO IS A AS DIRECTOR AND PRESIDENT OF BRITANNIA, IS A BRITISH CITIZEN. HIS BUSINESS ADDRESS IS KINGS HOUSE, THE GRANGE, ST. PETER PORT, GUERNSEY, GY1 2QJ, C.I.

               DUVALL TRUST (ELFIN TRUST COMPANY, TRUSTEE), IS THE SOLE SHAREHOLDER OF BRITANNIA. THE DUVALL TRUST'S PRINCIPAL BUSINESS IS INVESTMENT, IS LOCATED AT KINGS HOUSE, THE GRANGE, ST. PETER PORT, GUERNSEY, GY1 2QJ, C.I., AND WAS CREATED UNDER JERSEY LAW.

               TO THE BEST KNOWLEDGE OF BRITANNIA, DURING THE LAST FIVE YEARS NONE OF THE ABOVE PERSONS HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) OR WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING AS TO ANY VIOLATION WITH RESPECT TO SUCH LAWS.

ITEM 3. Source and Amount of Funds or Other Consideration.

               THE TOTAL AMOUNT OF THE FUNDS USED TO ACQUIRE THE SECURITIES DESCRIBED IN ITEM 5 BELOW WAS $1,200,000, WHICH WAS WORKING CAPITAL OF BRITANNIA.


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ITEM 4. Purpose of Transaction.

          BRITANNIA ACQUIRED THE SECURITIES REPORTED HEREIN FOR INVESTMENT PURPOSES. AT THIS TIME, BRITANNIA HAS NO INTENTION OF ACQUIRING ADDITIONAL SECURITIES OF ISSUER FROM THOSE REPORTED HEREIN, ALTHOUGH IT RESERVES THE RIGHT TO MAKE ADDITIONAL PURCHASES FROM TIME TO TIME. ANY DECISION TO MAKE SUCH ADDITIONAL PURCHASE WILL DEPEND, HOWEVER, ON VARIOUS FACTORS, INCLUDING, WITHOUT LIMITATION, THE PRICE OF ISSUER'S SECURITIES, STOCK MARKET CONDITIONS AND THE BUSINESS PROSPECTS OF ISSUER.

          BRITANNIA HAS NO PRESENT INTENTION, ARRANGEMENT OR UNDERSTANDING TO EFFECT ANY OF THE TRANSACTIONS LISTED IN ITEM 4(A) - (J) OF SCHEDULE 13D. EXCEPT AS SET FORTH HEREIN, BRITANNIA DOES NOT HAVE ANY PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT IN ANY OF THE MATTERS SPECIFIED IN ITEM 4 OF
     SCHEDULE 13D.

ITEM 5. Interest in Securities of the Issuer.

     (a)  -Number of Shares Beneficially Owned...725,000 SHARES OF COMMON STOCK

               (COMPRISED OF 600,000 SHARES OF COMMON STOCK AND WARRANTS TO PURCHASE AN ADDITIONAL 125,000 SHARES OF COMMON STOCK, WHICH WARRANTS ARE EXERCISEABLE WITHIN 60 DAYS FROM THE DATE HEREOF.)

          -Percentage Beneficially Owned.........6.7%

               (CALCULATED IN ACCORDANCE WITH EXCHANGE ACT RULE 13D-3 BASED ON 10,880,441 SHARES OF COMMON STOCK OUTSTANDING (CONSISTING OF 10,775,441 SHARES OUTSTANDING AS OF APRIL 30, 1997 AND AN AGGREGATE OF 125,000 SHARES SUBJECT TO WARRANTS HELD BY BRITANNIA THAT ARE EXERCISABLE WITHIN 60 DAYS OF THE DATE HEREOF).
     (b)  Power of Vote and Disposition

          -Sole Power to Vote....................725,000 SHARES

          -Shared Power to Vote..................-0-

          -Sole Power of Disposition.............725,000 SHARES

          -Shared Power of Disposition...........-0-

     (c)  Transactions in Shares

               PURSUANT TO A SUBSCRIPTION AGREEMENT DATED JANUARY 1997 WITH ISSUER (THE "AGREEMENT"), BRITANNIA PURCHASED A TOTAL OF 500,000 SHARES OF COMMON STOCK AND ALSO RECEIVED CERTAIN WARRANTS TO PURCHASE AN ADDITIONAL 125,000 SHARES OF COMMON STOCK AT AN EXERCISE PRICE OF $3.50 PER SHARE (THE "WARRANTS"). THE TOTAL PURCHASE PRICE FOR THE SHARES OF COMMON STOCK WAS $1,000,000 (OR $2.00 PER SHARE). THE WARRANTS ARE EXERCISEABLE UPON ISSUANCE AND EXPIRE UPON THE EARLIER OF
          (I) FIVE YEARS FROM THE DATE OF SUBSCRIPTION OR (II) 30 DAYS AFTER THEY ARE CALLED BY ISSUER. ISSUER MAY CALL THE WARRANTS WHEN THE AVERAGE BID PRICE FOR THE COMMON STOCK IS AT LEAST $7.50 FOR ANY CONTINUOUS 30 TRADING DAYS. BRITANNIA IS RESTRICTED FROM SELLING THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS FOR A PERIOD OF 12 MONTHS FROM THE DATE OF EXERCISE. NO WARRANTS HAVE BEEN EXERCISED TO DATE. THE SHARES AND WARRANTS WERE ISSUED IN RELIANCE UPON THE TRANSACTION EXEMPTION AFFORDED BY REGULATION S AS PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

               IN ADDITION, ON JULY 10, 1996, BRITANNIA PREVIOUSLY PURCHASED FROM ISSUER 100,000 SHARES OF COMMON STOCK AT A TOTAL PURCHASE PRICE OF $200,000 (OR $2.00 PER SHARE) IN A TRANSACTION EXEMPT UNDER REGULATION S.

     (d)  Right to Dividends or Sale Proceeds....NOT APPLICABLE

     (e)  Beneficial Ownership of 5% or Less.....NOT APPLICABLE


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ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of Issuer.

               EXCEPT AS DESCRIBED ABOVE, NEITHER BRITANNIA NOR ANY OF THE EXECUTIVE OFFICERS, DIRECTORS OR CONTROLLING PERSONS OF BRITANNIA, HAS ANY CONTRACT, ARRANGEMENT, UNDERSTANDING OR RELATIONSHIP (LEGAL OR OTHERWISE) WITH ANY PERSON WITH RESPECT TO ANY SECURITIES OF ISSUER, FINDER'S FEE, JOINT VENTURE, LOAN OR OPTION AGREEMENT, PUT OR CALLS, GUARANTEE OF PROFIT, DIVISION OF PROFIT OR LOSS, OR THE GIVING OR WITHHOLDING OF PROXIES.

ITEM 7. Material to Be Filed as Exhibits.

               NONE.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 4, 1997
                                       BRITANNIA HOLDINGS LIMITED



                                       By /s/ PATRICK ADRIAN BLIN
                                          --------------------------------------
                                          PATRICK ADRIAN BLIN, DIRECTOR